UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL

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 SCHEDULE 13D

Under the Securities Exchange Act of 1934

SEARCHLIGHT MINERALS CORP
(Name of Issuer)

COMMON STOCK, $0.001 PER SHARE PAR VALUE
(Title of Class of Securities)

812224 20 2
(CUSIP Number)

K. Ian Matheson
2215 Lucerne Circle
Henderson, NV 89014
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 12, 2005
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ☐.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 812224 20 2

1.	Names of Reporting Persons K. Ian Matheson
I.R.S. Identification Nos. of above persons (entities only): Not Applicable

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	☐
(b)	☒

3.	SEC Use Only:	PF

4.	Source of Funds (See Instruction):

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

6.	Citizenship or Place of Organization: Canadian Citizenship

Number of Shares Beneficially by Owned by Each Reporting Person With:

7.	Sole Voting Power:	25,700,004 Shares*

8.	Shared Voting Power:	Not Applicable

9.	Sole Dispositive Power:	25,700,004 Shares*

10.	Shared Dispositive Power:	Not Applicable

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 25,700,004 Shares*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):

Not Applicable

13.	Percent of Class Represented by Amount in Row (11):	49.2%

14.	Type of Reporting Person (See Instructions)	IN

* As adjusted to reflect a 2 for 1 stock split effected on September 30, 2005.

CUSIP No. 812224 20 2

ITEM 1. SECURITY AND ISSUER.

The class of equity securities to which this Statement relates is shares of common stock, par value $0.001 per share (the “Company Shares”), of Searchlight Minerals Corp., a Nevada Corporation (the “Company”). The principal executive offices of the Company are located at 2215 Lucerne Circle, Henderson, NV 89014.

ITEM 2. IDENTITY AND BACKGROUND

(a)	Name of Person filing this Statement:

K. Ian Matheson

(b)	Residence or Business Address:

The business address of Mr. Matheson is 2215 Lucerne Circle, Henderson, NV 89014

(c)	Present Principal Occupation and Employment:

Mr. K. Ian Matheson has been a member of the Company’s board of directors since February 10, 2005. Mr. Matheson has been a director and President of the following Nevada private companies that have been involved in the research and development of precious metals in the southern Nevada area: Pilot Plant Inc. (since May 1, 2003); Pass Minerals Inc. (since August 15, 1995) and Kiminco Inc. (since June 26, 1995). Mr. Matheson earned a Bachelor of Commerce degree from the University of British Columbia in 1963. In 1964 and 1965 he attended McGill University in Montreal, Quebec where he earned a degree as a Chartered Accountant at the Quebec Institute of Chartered Accountants. He was admitted into the British Columbia Institute of Chartered Accountants in 1965. From 1965 to 1967 he worked as a Chartered Accountant with Coopers and Lybrands in Vancouver, BC. He is presently a member of the British Columbia Institute of Chartered Accountants and the Canadian Institute of Chartered Accountants.

(d)	Criminal Convictions:

Mr. Matheson has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

(e)	Civil Proceedings:

Mr. Matheson has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction where, as a result of such proceeding, there was or is a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Citizenship:

Mr. Matheson is a citizen of Canada.

CUSIP No. 812224 20 2

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

On April 12, 2005 Mr. Matheson acquired 50,000,004 restricted shares of common stock from Caisey Harlingten, one of the Company’s founding shareholders, for nominal consideration, pursuant to Section 4(2) of the Securities Act of 1933.

ITEM 4. PURPOSE OF TRANSACTION

Mr. Matheson acquired the 50,000,004 shares in order to acquire a controlling interest in the Company. The shares were acquired as part of the reorganization of the Company from a biotechnology research and development company to a company focused on the development and acquisition of mineral properties.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

(a)	Aggregate Beneficial Ownership:

As of November 8, 2005, Mr. Matheson beneficially owns the following securities of the Company:

Title of Security	Amount	Percentage of Shares of Common Stock
---------------------------------	----------------	--------------------------------------------------
Common Stock	25,700,004*	49.2%
---------------------------------	----------------	--------------------------------------------------

* As adjusted to reflect a 2 for 1 stock split effected on September 30, 2005.

Under Rule 13d-3, a beneficial owner of a security includes any person who, directly or indirectly, through any contract, arrangement, understanding, relationship, or otherwise has or shares: (i) voting power, which includes the power to vote, or to direct the voting of shares; and (ii) investment power, which includes the power to dispose or direct the disposition of shares. Certain shares may be deemed to be beneficially owned by more than one person (if, for example, persons share the power to vote or the power to dispose of the shares). In addition, shares are deemed to be beneficially owned by a person if the person has the right to acquire the shares (for example, upon exercise of an option) within 60 days of the date as of which the information I provided. In computing the percentage ownership of any person, the amount of shares outstanding is deemed to include the amount of shares beneficially owned by such person (and only such person) by reason of these acquisition rights. As a result, the percentage of outstanding shares of any person as shown in this table does not necessarily reflect the person’s actual ownership or voting power with respect to the number of shares of common stock actually outstanding on the date of this Statement. As of November 8, 2005, there were 52,150,000 Company Shares issued and outstanding.

(b)	Power to Vote and Dispose of the Company Shares:

Mr. Matheson has the sole power to vote or to direct the vote of the Company Shares held by him and has the sole power to dispose of or to direct the disposition of the Company Shares held by him.

CUSIP No. 812224 20 2

(c)	Transactions Effected During the Past 60 Days:

Other than the transfer of 1,600,000 restricted shares held by Mr. Matheson to certain accredited investors pursuant to Section 4(2) of the Securities Act of 1933, Mr. Matheson has not effected any transaction in the Company’s securities during the past 60 days.

(d)	Right of Others to Receive Dividends or Proceeds of Sale:

None.

(e)	Date Ceased to be the Beneficial Owner of More Than Five Percent:

Not Applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

None.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

None.

CUSIP No. 812224 20 2

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 17, 2005
Date

/s/ K. Ian Matheson
Signature
K. IAN MATHESON
Director
Name/Title